UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29647/April 20, 2011

_____
In the Matter of                        :
                                        :
MORGAN STANLEY SMALL-MID SPECIAL        :
    VALUE FUND                          :
c/o Morgan Stanley Investment           :
   Advisors, Inc.                       :
522 Fifth Ave.                          :
New York, NY 10036                      :
                                        :
(811-21042)                             :
                                        :
_____ :


ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Morgan Stanley Small-Mid Special Value Fund filed an application
on March 4, 2011, requesting an order under section 8(f) of the
Act declaring that it has ceased to be an investment company.

On March 25, 2011, a notice of filing of the application was
issued (Investment Company Act Release No. 29618).  The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered.  No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company.  Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.


                                    Cathy H. Ahn
                                    Deputy Secretary